FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima
TABLE OF CONTENTS

ITEM
1	Translation of letter to the Buenos Aires Stock Exchange dated January 31, 2014

TRANSLATION

Autonomous City of Buenos Aires, January 31, 2014

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Acquisition of a Participation in the UTE Puesto Hernández Concession Contract

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Rules.

In that connection, please be advised that YPF S.A. (“YPF”), has acquired Petrobras Argentina S.A.’s 38.45% participation in the concession contract UTE Puesto Hernández executed between both companies for the exploitation of the Puesto Hernández area (the “Area”). The Area is an exploitation concession located in the Provinces of Neuquén and Mendoza. YPF is the holder of the concession until 2027, which  is operated under the aforementioned UTE contract which expires on June 30, 2016 and will be anticipatorily terminated.  YPF will own 100% of the participation in the Puesto Hernández area, becoming the operator of the concession. Puesto Hernández currently produces over 10,000 barrels a day of light crude oil (Medanito quality). The transaction was completed for the amount of US$ 40.7 million.

By becoming the operator of the Area, YPF will be able to accelerate its investment plans to optimize the Area’s production potential until 2027.

Yours faithfully,

Daniel González Casartelli
Market Relations Officer (Alternate)
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: January 31, 2014	By:	/s/ Daniel González Casartelli
	Name: Title:	Daniel González Casartelli Market Relations Officer (Alternate)